Maggie L. Wong 415.733.6071 mwong@ goodwinprocter.com	Goodwin Procter LLP Counselors at Law Three Embarcadero Center 24th Floor San Francisco, CA 94111 T: 415.733.6000 F: 415.677.9041

December 22, 2014

CONFIDENTIAL SUBMISSION

Draft Registration Statement
U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	Confidential Submission Pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act and Section 24(b)(2) of the Securities Exchange Act of 1934

Re:	aTyr Pharma, Inc.
Confidential Submission of Draft Registration Statement on Form S-l

Ladies and Gentlemen:

On behalf of aTyr Pharma, Inc., a Delaware corporation (the “Company”), and in connection with the confidential submission of its draft registration statement on Form S-l (the “Registration Statement”) on the date hereof, we hereby confidentially submit the draft Registration Statement pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act (the “JOBS Act”) and Section 24(b)(2) of the Securities Exchange Act of 1934, as amended, for non-public review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) prior to the public filing of the Registration Statement.

Pursuant to Title I, Section 101 of the JOBS Act, the Company is an “emerging growth company” that had total annual gross revenues of less than $1.0 billion during its fiscal year ended December 31, 2013. Therefore, the Company is permitted to make this confidential submission of the Registration Statement for review by the Staff, provided that the Registration Statement and all amendments thereto shall be publicly filed with the Commission not later than 21 days before the date on which the Company conducts a “road show,” as such term is defined in Title 17, Section 230.433(h)(4) of the Code of Federal Regulations.

Please direct all notices and communications with respect to this confidential submission to each of the following:

John Mendlein, Ph.D., Chief Executive Officer and Executive Chairman
aTyr Pharma, Inc.
3545 John Hopkins Court, Suite #250
San Diego, CA 92121
Telephone: (858) 731-8389

with a copy to:	Maggie L. Wong
Goodwin Procter LLP
Three Embarcadero Center, 24th Floor
San Francisco, CA 94111
Telephone: (415) 733-6071
Facsimile: (415) 677-9041

Please contact the undersigned at (415) 733-6071 or mwong@goodwinprocter.com if you have any questions regarding the foregoing.

Very truly yours,

/s/ Maggie L. Wong
Maggie L. Wong of Goodwin Procter LLP

cc:	John Mendlein, Ph.D., Chief Executive Officer and Executive Chairman, aTyr Pharma, Inc.
Frederic Chereau, President and Chief Operating Officer, aTyr Pharma, Inc. Nancy D. Krueger, Vice President, Legal Affairs, aTyr Pharma, Inc.
Kingsley L. Taft, Goodwin Procter LLP
Mitzi Chang, Goodwin Procter LLP